FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding year 2008 results.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 917 532 821 www.repsol.com

Madrid, February 26th 2009

Number of pages: 12

AMID A SHARP DECLINE IN ECONOMIC ACTIVITY AND OIL PRICES

REPSOL POSTS NET PROFIT OF 2.711 BILLION EUROS FOR 2008

—	Adjusted operating income, excluding inventories, rose 5% to 5.503 billion euros.

—	Net profit fell 15% from 2007, due to the sharp decline in the price of crude oil and economic activity.

—	Repsol presents a solid financial position, with liquidity of more than 6.8 billion euros.

—	The total gross dividend proposed for shareholder approval is 1.05 euros per share, 5% more than in 2007.

—	Debt was reduced by 159 million euros, with the debt/capital employed ratio at 11.9%.

—	Profit at the Upstream (exploration and production) business rose 20%.

—	Repsol took part in three of the world’s top five oil finds in 2008, and this year has made significant oil and gas discoveries in Libya, Algeria and the Gulf of Mexico.

—	In the Downstream business (refining, marketing, LPG and chemicals), the sharp decline in the price of oil had a negative effect of 729 million euros in the value of inventories compared with 2007.

—	The Chairman, board and management have frozen their salaries.

—	The company implements an extraordinary savings plan.

—	Antonio Brufau: “We’ve cut non-essential spending to devote our efforts to the strategic investments, those which will guarantee the company’s future success.”

Press Release

Repsol YPF posted net income of 2.711 billion euros in 2008, 15% less than the previous year, due to a sharp fall in the price of oil and a dramatic contraction of economic activity. Adjusted operating income, not including the value of inventories, rose by 4,8% to 5.503 billion euros.

Of the company’s core business, the Exploration and Production unit (Upstream) posted profit of 2.258 billion euros, a rise of 20% compared with the year earlier. The Refining, Marketing, LPG and chemicals (Downstream) businesses posted an operating profit of 1.111 billion euros, negatively affected by a 729 million-euros decline in the value of inventories compared with 2007 based on current accounting rules.

The 2008 earnings were marked by an international environment affected by the high price of crude oil and the strength of the euro against the dollar in the first half of that year, and a significant downturn in both indicators in the second half. Despite these adverse conditions, the company has a solid financial position that has allowed it to end the year with more than 6.8 billion euros of liquidity and reduce debt by 159 million euros, to reach a debt/capital employed ratio of 11.9% on employed capital.

In 2009, the company has put in place an extraordinary savings plan that has already reached 1.5 billion euros, meaning a budget reduction of more than 10% of what was initially forecast for this year. This plan is focused on revising current expenses, purchases and contracting, and the company has created a department to monitor expenses and investments to reinforce and promote the adopted measures.

Following in the same line of austerity, the Chairman, board and management have frozen their salaries, an example set by Repsol’s governing body and management of their commitment to achieving savings objectives.

The company will continue to make the necessary investments for key projects in its 2008-2012 Strategic Plan. In 2008, investments carried out by Repsol reached 5.586 billion euros, representing a rise of 4% from he previous year, in line with the annual investment objectives set out in the Strategic Plan.

“We’ve cut non-essential spending to devote our efforts to the strategic investments, those which will guarantee the company’s future success,” Repsol Chairman Antonio Brufau said.

Press Release

DIVIDEND INCREASE OF 5%

The Board of Directors resolved yesterday to propose to the next annual general shareholders’ meeting a final gross dividend against 2008 earnings of 0.525 euros per share to be paid from July 9, 2009. Owners of record of ADS’s at the close of business on July 8th 2009 will be entitled to receive this dividend when payable by the Bank of New York, which is expected to be on July 20th 2009.

With this proposal, which must be approved in the annual general shareholders’ meeting of May 14, the total gross dividend for 2008 will be of 1.05 euros per share, which represents a 5% increase from the previous year.

The dividends from 2008 earnings amount to 1.282 billion euros, or 47.3% of the year’s net benefit.

The payout is in line with other oil majors and with the policy of increasing returns for shareholders announced by company Chairman Antonio Brufau as part of the 2008-2012 Strategic Plan.

DIVIDEND PER SHARE

(EURO PER SHARE)

Press Release

REPSOL’S UPSTREAM ROSE 20%

The company’s core business, made up of the upstream, downstream and LNG units posted income from operations of 3.494 billion euros, against 4.193 billion in 2007.

It is especially significant that Upstream operating profit rose 20% (Exploration and Production) to 2.258 billion euros. The good result is due mostly to an improvement in the realisation prices of company’s oil product and gas mix, with oil gaining of 36.9%, and gases 43.2%.

In 2008 hydrocarbons production was 333.000 barrels of oil equivalent per day, and remains in line with the previous year, when excluding the effects of the contractual and regulatory changes in Bolivia and the partial or total end of operations in Dubai and Ecuador.

Profit from operations at the liquefied natural gas (LNG) unit was 125 million euros, a rise of 16.8% from the previous year. The improvement in earnings was largely due to increased gas prices, rising market demand and the optimisation of the Repsol tanker fleet, and higher wholesale electricity power prices in Spain.

Profit from operations at the downstream unit (Refining, Marketing, LPG and Chemicals) was 1.111 billion euros, representing a fall of 49.6% from the previous year. This is due to the severe negative impact of a fall in the value of inventories of prime material and refined products resulting in a significant reduction of profit in the business. In addition, earnings at the chemicals business fell 352 million euros due to reduced demand and the decrease of stocks in the transformation and distribution chain.

Excluding inventories and extraordinary items, Downstream earnings fell 2.1% compared to 2007.

Press Release

YPF NET PROFIT WAS 1.159 BILLION EUROS

Operating income at YPF was 1.159 billion euros, 5.6% less that the previous year.

An increase in domestic market prices and the rise in sales of oil products has partially offset higher taxes, increasing costs, the effect of lower income derived from exports and the depreciation of the peso against the dollar.

In 2008, YPF investments were 1.508 billion euros 57% of which was spent on exploration and production projects.

GAS NATURAL SDG ROSE 7.6%

Gas Natural SDG in 2008 posted operating income of 555 million euros against 516 million euros in the previous year, which represents a rise of 7.6%.

The average increase of power prices in Spain, the higher power production, the integration of the power activities in Mexico as well as an increased gas business in Brazil made a significant contribution to the rise.

Press Release

REPSOL YPF 2008 RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - December		Change %
	2007	2008
Adjusted net income	3,188	2,711	(15.0)
CCS adjusted net income	2,835	2,778	(2.0)
Adjusted operating income	5,808	5,083	(12.5)
CCS adjusted operating income	5,252	5,503	4.8

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - December		Change %
	2007	2008
EBITDA	8,573	8,160	(4.8)
Adjusted operating income	5,808	5,083	(12.5)
Financial expenses	(224)	(372)	66.1
Income before income tax and income of associates	5,584	4,711	(15.6)
Income tax	(2,338)	(1,940)	(17.0)
Share in income from companies carried by the equity method	109	66	(39.4)
Income for the period	3,355	2,837	(15.4)
Income attributable to minority interests	167	126	(24.6)

NET INCOME	3,188	2,711	(15.0)

Press Release

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - December		Change %
	2007	2008
Upstream	1,882	2,258	20.0
LNG	107	125	16.8
Downstream	2,204	1,111	(49.6)
YPF	1,228	1,159	(5.6)
Gas Natural SDG	516	555	7.6
Corporate & others	(129)	(125)	(3.1)

TOTAL	5,808	5,083	(12.5)

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – December		Change %
	2007	2008
Oil and gas production (Thousand boepd)	390	333	(14.6)
Crude processed (Thousand tons)	40.1	39	(2.8)
Sales of oil products (Thousand tons)	46,459	42,862	(7.7)
Sales of petrochemical products (Thousand tons)	3,113	2,602	(16.4)
LPG sales (Thousand tons)	3,405	3,223	(5.3)

Press Release

YPF OPERATING HIGHLIGHTS

	January - December		Change %
	2007	2008
Oil and gas production (Thousand boepd)	649	619	(4.7)
Crude processed (Thousand tons)	16.8	16.6	(1.5)
Sales of oil products (Thousand tons)	15,008	15,203	1.3
Sales of petrochemical products (Thousand tons)	1,813	1,506	(17.0)
LPG sales (Thousand tons)	388	378	(2.5)

Press Release

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2007	DECEMBER 2008
NON-CURRENT ASSETS
Goodwill	3,308	2,851
Other intangible assets	1,018	1,228
Property, plant & equipment	23,676	25,737
Real-Estate Investments	34	31
Equity-accounted financial investments	537	525
Non-current financial assets	1,948	2,742
Deferred tax assets	1,020	1,463
CURRENT ASSETS
Non-current assets classified as held for sale	80	1,251
Inventories	4,675	3,584
Trade and other receivables	8,017	6,632
Other current financial assets	266	494
Cash and cash equivalents	2,585	2,891

TOTAL ASSETS	47,164	49,429

Total equity	19,162	21,270
NON-CURRENT LIABILITIES
Subsidies	109	108
Non-current provisions	2,565	2,710
Non-current financial debt	10,065	10,315
Deferred tax liabilities	2,473	2,554
Other non-current liabilities	1,435	1,451
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale	—	601
Current provisions	286	437
Current financial debt	1,501	1,788
Trade and other payables	9,568	8,195

TOTAL LIABILITIES	47,164	49,429

Press Release

HIGHLIGHTS OF 2008

2008-2012 Strategic Plan

Repsol YPF Chairman Antonio Brufau in February presented the 2008-2012 Strategic Plan which sets out the main growth vectors of the company for the coming years based on ten key growth projects which account for 60% of the investment in the core business through 2012 (12.3 billion euros).

Investment of 3.2 billion euros in the Cartagena refinery

On 8 January, an investment of more than 3.2 billion euros was approved for the expansion of the Cartagena refinery, converting this industrial complex into one of the most modern in the world and doubling its production capacity to 11 million tons per year (220,000 b/d).

This project will help reduce the increasing shortfall of medium distilled products in Spain. The Cartagena project is part of Repsol’s program to adapt its installations to the production of clean fuels for transport, encourage the use of biofuels (bio diesel) and improve energy efficiency, security and environmental impact.

14.9% of YPF sold to the Petersen Group

Repsol on February 21 agreed to sell 14.9% of YPF to Grupo Petersen for 2.235 billion dollars. The deal, which values YPF at 15 billion dollars, is part of Repsol’s strategy to improve the geographic distribution of its assets, managing them globally while retaining a local focus. The agreement also includes an option on an additional 10% of YPF, allowing Grupo Petersen to reach a 25% stake. Grupo Petersen has already executed an option for 0.1%.

Gas find in Kinteroni in Peru’s Block 57

At the start of the year, gas was found in the Peruvian Kinteroni well, in Block 57, in Cuzco. The first production tests, which are still under way, registered a flow of 1 million cubic metres of gas per day (0,365 bcm/year) and 198 cubic metres of associated liquids (72,270 cubic metres/year.).

Repsol is the operator of the consortium that will exploit the Kinteroni X1 field. This new find is north of Blocks 88 and 56, in which Repsol also participates, and from which will be sourced the output for the Camisea LNG plant.

Press Release

Guara: New deepwater discovery in Brazil

Repsol in June announced a second deepwater oil discovery in the Santos Basin, off the coast of Brazil. The new discovery, called Guara, is in block BM-S-9 adjacent to the Carioca oil field discovered at the end of 2007 and which contains high-grade oil according to initial estimates.

The presence of light 28º API crude oil has been detected in the new field, discovered by a consortium made up of Petrobras (45% and operator), BG (30%) and Repsol YPF (25%), 310 km from the coast of the state of Sao Paulo at a depth of 5,000 meters.

The development of the deepwater Santos Basin is one of the 10 key projects outlined in the 2008-2012 strategic plan.

Reinforced presence in Libya

In the second quarter, Repsol began production at the I/R field in Libya, one of the 10 key projects outlined in the 2008-2012 strategic plan. Gross current output is 16,000 boe/day and a plateau production of 90,000 boe/day is expected.

On July 17th 2008, Repsol and NOC, Libyan National Oil Corporation (NOC) signed agreements to extend existing contracts to produce and explore for oil in that country. The new agreement, comprising blocks NC-115 and NC-186 in the Murzuq Basin, extends the duration of the contracts to 2032. The deal ensures the exploitation of the vast resources discovered in both blocks, whose remaining proved reserves at the end of 2007 totalled 765 million barrels of oil.

Subsequently, in December Repsol made a new oil discovery Murzuq Basin, the biggest source of oil in Libya. A well drilled in block NC210 produced a test production of 320 bbl/day.

Sale of service stations and wholesale business in Ecuador

Repsol agreed to sell to the Peruvian-Chilean PRIMAX group the Ecuadorian companies, RECESA and Oiltrader. This agreement includes the sale of Repsol’s 123 service stations, including those owned directly as well as the franchises, distributed throughout Ecuador. Likewise, this includes the sale of the Repsol industrial sales business in that country (including the commercial and logistic infrastructure).

The sale of these companies’ is part of the non-strategic asset divestment policy contemplated in the 2008-2012 Strategic Plan.

Press Release

Expansion of the Sines Chemical Complex

In September, work started on the expansion of the Sines Chemical Complex, which includes the construction of new units, which will triple the capacity of the existing complex, and will increase the current cracker capacity by 40%. A new cogeneration plant of 45 megawatts (MW) will also be built.

Start of production in Block 56 (Peru)

In September the Camisea Consortium in which Repsol has a 10% stake, announced the start of operations in block 56 with the commercial start-up of the Pagoreni field in Cuzco (Peru). Current gas output is 34,000 boepd and a maximum of 135,000 boepd is expected.

Repsol wins exploration rights offshore Canada

Repsol successfully bid for gas and oil exploration rights in Canada’s Newfoundland (Terranova) and Labrador Offshore Area, allowing the company to press ahead with its plans to increase oil and gas finds and production in OECD countries.

Sale of service stations in Brazil

Repsol agreed to sell its fuels business in Brazil to AleSat Combustíveis, including Repsol’s network of 327 service stations, the commercial infrastructure and other complementary businesses such as convenience shops, direct sales and asphalts. This operation is part of the non-strategic asset divestment policy contemplated in the 2008-2012 Strategic Plan.

New gas discovery in Bolivia

Repsol discovered a new gas deposit in Bolivia at the Huacaya X-1 exploratory well. The production tests, still in progress, have registered flow rates close to 800,000 cubic meters per day (0.3 bcm/year), equivalent to 1% of the annual consumption in Spain. These results are comparable with those of the Margarita X-1 exploratory well in the Margarita Field. Repsol is the consortium operator with a 37.5% stake, alongside British Gas also with 37.5% and Panamerican Energy with 25%.

Press Release

NEW DISCOVERIES

Since the beginning of 2009 Repsol has announced four new discoveries in two of the key 10 growth projects contemplated in the 2008-2012 Strategic Plan. The boost in Repsol’s exploratory activity consolidates the company’s investment outlook and the fulfilment of the objectives of the current strategic plan.

Three new gas discoveries in Algeria

At the end of January 2009, Repsol announced three new gas discoveries in the Algerian Sahara desert, one in the Reggane Basin, where the company’s discoveries add 145 million barrels of oil equivalent to total net reserves, anther in the Ahnet Basin and the third in the Berkine Basin. In total, they registered test flows of over 1 million cubic meters/day, equal to 1% of Spain’s gas demand. According to the first tests there are signs of high gas potential.

Growth in the Gulf of Mexico

On February 6th, Repsol announced a significant new oil find in the deepwater area of the Gulf of Mexico, in US waters. The discovery was made in the Buckskin well in Keathley Canyon, 300 kilometres offshore Houston. Repsol is the operator of the exploratory work on this new find, It is adjacent to and of a similar geological structure to the Chevron-operated Jack field, the well indicates the existence of significant light and sweet oil resources.

In this same area, Repsol is taking part in the development of the large Shenzi field, which is considered amongst the most profitable and of highest potential deepwater licenses in the world.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 26th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer